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                              Celanese AG          Corporate Center
                              Media Relations      Frankfurter Strasse 111
                                                   61476 Kronberg/Ts.
                                                   Germany

Press Information
                                                   Europe:
                                                   -------
                                                   Michael Kraft
                                                   Phone: +49 (0)69/30514072
                                                   Telefax: +49 (0)69/305 36787
                                                   Email: M.Kraft@celanese.com

                                                   Phillip Elliott
                                                   Phone: +49 (0)69/305 33480
                                                   Telefax: +49 (0)69/305 36784
                                                   Email: P.Elliott@celanese.com


Supervisory Board approves changes in the          USA:
Board of Management                                ----
                                                   Vance Meyer
.. David Weidman promoted to Vice-Chairman          Phone: +01 (972) 443 4847
                                                   Telefax: +01 (972) 443 8519
.. Lyndon Cole appointed Board Member               Email:VNMeyer@celanese.com


                                                   Date: September 23, 2003




Kronberg, Germany - (CZZ: FSE; CZ: NYSE): At its meeting today, the Celanese AG Supervisory Board appointed David N. Weidman, Member of the Board of Management of Celanese AG and Chief Operating Officer, to also serve as Vice-Chairman of the company's Management Board. This promotion is related to the planned retirement of the current Chairman of the Board, Claudio Sonder, upon expiration of his contract on October 31, 2004.

The Supervisory Board also appointed Lyndon Cole, President of Ticona, Member of the Celanese AG Board of Management effective immediately. Cole will retain his responsibility as President of Ticona and continue to lead the Celanese Growth Excellence Council.
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Celanese AG is a global chemicals company with leading positions in its key products and world class process technology. The Celanese portfolio consists of five main businesses: Acetyl Products, Chemical Intermediates, Acetate Products, Technical Polymers Ticona and Performance Products.

Celanese generated sales in 2002 of around (euro) 4.3 billion and had 10,700 employees. The company has 24 production plants and six research centers in 11 countries mainly in North America, Europe and Asia. Celanese AG shares are listed on the Frankfurt stock exchange (stock exchange symbol CZZ) and on the New York Stock Exchange (symbol CZ). For further information please see the Celanese webpage www.celanese.com.